FSD Pharma to Ring the Opening Bell of the
Canadian Securities Exchange on Friday, March 6, 2020

- Reports audited financial results for the Fourth Quarter and Full Year ended December 31, 2019 -

TORONTO (March 4, 2020) - FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE) (FRA: 0K9A) ("FSD Pharma" or the "Company") today announced that Executive Co-Chairman and CEO, Raza Bokhari, MD will be joined by the Company's founders, Anthony Durkacz and Zeeshan Saeed, members of its Board of Directors, and leadership team to ring the opening bell at the Canadian Securities Exchange (CSE) on Friday, March 6, 2020 at 9:30 a.m. Eastern time.

The Market Open Ceremony will be held at the CSE Media Centre in Toronto and will be webcast live beginning at 9:28 a.m. Eastern time via the following link: https://www.instagram.com/canadiansecuritiesexchange/

and available on replay at the following link: https://www.youtube.com/channel/UCHAlYSqAf_2dGADm9yiqTiw

"We are immensely thrilled to ring the opening bell at the CSE to celebrate our accomplishment as the first CSE-listed company to dual-list onto a major U.S. stock exchange," said Raza Bokhari, MD, Executive Co-Chairman & CEO. "Having raised a record $53 million in pre-listing capital and following our listing on the CSE in May 2018, we have continued to demonstrate a track record of success that is reflected in trading liquidity that tops 6 billion shares to date that is among the volume leaders on the CSE.

"Today, we are among a select group of 12 Canadian-domiciled, cannabis-related companies that trade on a major U.S. exchange. I am very hopeful that sooner rather than later, we will be placed in a league of our own as we continue to demonstrate that the primary thrust of our business is to conduct U.S. FDA-approved clinical trials on synthetic compounds with anti-inflammatory properties that target the endocannabinoid system of the human body," concluded Dr. Bokhari.

CSE CEO Richard Carleton added, "Entrepreneurs around the world have come to recognize the CSE as the ideal platform from which to access low-cost capital. We celebrate one of our own in FSD Pharma as an emerging leader in the marketplace. What Raza and his leadership team have built serves as a roadmap for other entrepreneurs supported by CSE as their pre-eminent global listing venue."

Fourth Quarter and Full Year 2019 Financial Results

The Company also reported its audited financial results for the fourth quarter and full year ended December 31, 2019. These filings are available for review on the Company's SEDAR profile at www.sedar.com.

About FSD Pharma

FSD Pharma is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract, and the musculoskeletal system.

Through its acquisition of Prismic Pharmaceuticals in Q2 2019, FSD Pharma is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the micronized formulations of palmitolylethanolamide (PEA). The Company intends to initiate Phase 1 first-in-human safety and tolerability trials for its lead candidate, PP 101 micro-PEA during 1Q20.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019. The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the micronized formulations of palmitolylethanolamide ("PEA"), the intention and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for PP 101 micro-PEA, maintenance of FSD Pharma's Cannabis Act License, the ability to cultivate and sell cannabis produced in FSD Pharma's facility, the progress and funding of the CBD Research Project, the ability and technical feasibility of algae being utilized to produce pharmaceutical-grade cannabinoids and the ultimate success of the CBD Research Project, the production of prescription drugs that can treat diseases affecting the central nervous system, and related royalty fees. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Sandy Huard, Head of Communications, FSD Pharma, Inc.

sandy@fsdpharma.com

(647) 864-7969

Investor Relations

IR@fsdpharma.com

www.fsdpharma.com

Or

LHA Investor Relations

Sanjay M. Hurry

shurry@lhai.com

(212) 838-3777

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